Bingham McCutchen LLP

150 Federal Street

Boston, MA 02110

September 15, 2006

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn.: Mrs. Patricia Williams

Re:	Green Century Funds
File Nos. 33-41692 and 811-06351

Dear Mrs. Williams:

This letter is in response to comments we received from you on September 8, 2006 regarding the preliminary letter to shareholders, overview of proxy statement, notice of special meeting, proxy statement, exhibits and proxy card (collectively, the “Proxy Statement”) filed by Green Century Funds (the "Registrant") with respect to its series, Green Century Equity Fund (the “Equity Fund”) with the Securities and Exchange Commission (the "Commission").

Below are the Staff’s comments regarding the Proxy Statement and the Registrant’s responses thereto:

A. Shareholder Letter & Overview of Proxy Statement.

Comment:

The Staff notes that the Registrant states in the third paragraph of the shareholder letter that Green Century Capital Management (“Green Century”) “has agreed to lower its fees and reduce the overall expenses of the Fund,” and states in the second answer in the overview of the proxy statement that “the expenses of the Equity Fund will decrease.” The Staff requests that these statements be revised to clarify that the Fund’s management fee will increase and that net expenses will decrease.

Response:	The Registrant has made the following revisions to the shareholder letter and the overview of proxy statement:

(1) The Registrant has revised the second-to-last sentence of the third paragraph of the shareholder letter to state:

U.S. Securities and Exchange Commission

September 15, 2006

“Although the management fee paid by the Fund will increase if the Investment Advisory and Investment Subadvisory Agreements are approved, Green Century has agreed to lower its administrative fees so that the overall expenses of the Fund are reduced.”

(2) The Registrant has revised the second answer in the overview of the proxy statement to state in full (revisions are italicized):

“No, in fact the total expenses of the Equity Fund will decrease (although the Equity Fund’s management fee will increase.). As you know, Green Century, as the administrator of the Equity Fund, pays the operating expenses of the Equity Fund (excluding certain expenses). As of August 3, 2006, Green Century contractually agreed to reduce the total fees it receives from the Fund such that the Equity Fund’s total annual expenses are reduced from 1.50% to 0.95% of the Fund’s average net assets.

B. Proxy Statement - Discussions of Administrative Fee.

Comments:

(1) The Staff notes that the proxy statement states on page 6 that “Green Century has contractually agreed to reduce its administrative fee so that the Fund’s total annual expenses are decreased from 1.50% to 0.95%. This reduction in the administrative fee will continue if the Advisory Agreements are approved.” The Staff requests that the proxy statement be clarified to reflect that the reduction in the administrative fee is contractual, and only terminable by vote of the Board of Trustees, and to reflect the term of the fee reduction.

(2) The Staff requests that Green Century confirm that the fee table reports the amount of the contractual Administrative Fee and the amount of such fee being waived by Green Century, and not merely a net Administrative Fee after waiver. The Staff also requests that the fee table note the term of any contractual fee waiver reported therein.

(3) The Staff notes that the expense example assumes that the Fund’s total expenses will be capped indefinitely. The Staff requests that Green Century note the term of any contractual fee waiver reported therein.

Response:

The Registrant confirms that effective August 3, 2006, the Board of Trustees of the Equity Fund and Green Century agreed to contractually reduce the administrative fee Green Century is entitled to receive under the Administrative Services Agreement between the Equity Fund and Green Century. Green Century did not waive its administrative fee. Under such agreement, Green Century pays the operating expenses of the Equity Fund (excluding interest, taxes, brokerage costs and other capital expenses and any extraordinary expenses). For this and other services, the Equity Fund pays

U.S. Securities and Exchange Commission

September 15, 2006

Green Century an administrative fee at a rate such that the Equity Fund’s total annual expenses are limited to 0.95% of the Equity Fund’s average net assets. The Registrant notes that the Administrative Services Agreement has no term. The Registrant also confirms that the fee table in the proxy statement correctly reports the amount of the contractual administrative fee currently paid to Green Century by the Equity Fund.

The Registrant has made the following clarifications to the proxy statement to address the Staff’s comments:

(1) On page 6 of the proxy statement, the Registrant has revised what was the last sentence of the fourth paragraph:

“This reduction in the administrative fee will continue even if the Advisory Agreements are not approved.”

The Registrant also added the following statement to the fourth paragraph:

“However, if the Advisory Agreements are not approved, Green Century may propose to the Equity Fund’s Board of Trustees an amendment to the Administrative Services Agreement to increase the Fund’s total annual expenses to the previous level of 1.50% of the Fund’s average net assets.

(2) On page 7 of the proxy statement, the Registrant has added the following statement to footnote 4 of the Fee Table:

“Green Century cannot increase the Fund’s administrative fee without the approval of the Fund’s Board of Trustees.”

C. Proxy Statement -Change in Investment Objective or Investment Strategy if Shareholders Do Not Approve the Proposals.

Comment:

The Staff notes that in the second paragraph of the Vote Required section, the proxy statement states that “in the event that the Advisory Agreement and the Subadvisory Agreement do not receive the requisite shareholder approval, the Board of Trustees will continue the Fund’s investment in the Master Fund.” The Staff requests that the Registrant confirm to the Staff whether or not the Fund’s current investment objective or investment strategies will have to be changed in the event that the Fund continues its investment in the Master Fund, and whether or not such investment objective and investment strategies are non-fundamental.

Response:

The Registrant confirms that its investment strategies will need to be changed in the event that the Fund continues its investment in the Master Fund. The Fund’s investment strategies are non-fundamental and may be changed

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September 15, 2006

without shareholder approval. The Fund will also need to change its investment objective if it continues to invest in the Master Fund. The Fund’s current investment objective is to seek to achieve long-term total return which matches the performance of an index comprised of the stocks of 400 companies selected based on social and environmental criteria. As of November 30, 2006, the Master Fund’s investment objective will be to seek to achieve long-term total return.

The Registrant confirms that the Equity Fund’s investment objective is non-fundamental, and may be changed without shareholder approval on thirty days’ prior written notice to shareholders. The Registrant has added the following statement to the Vote Required Section of both Proposal 1 and Proposal 2 to provide such written notice to shareholders: “In the event the Board of Trustees continues the Fund’s investment in the Master Fund, the Fund’s investment objective will be changed to match the investment objective of the Master Fund.”

* * * * * *

We hope that this letter addresses your comments with respect to the Registrant’s preliminary Proxy Statement. If you should have any further questions, please do not hesitate to contact me at 617-951-8458.

Sincerely,

/s/ Jeremy B. Kantrowitz

Jeremy B. Kantrowitz